UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 16)1

The Steak n Shake Company
(Name of Issuer)

Common Stock, $.50 Par Value
(Title of Class of Securities)

857873-10-3
(CUSIP Number)

Sardar Biglari
c/o The Lion Fund, L.P.
9311 San Pedro Avenue, Suite 1440
San Antonio, Texas 78216
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,086
	8	SHARED VOTING POWER 3,981
	9	SOLE DISPOSITIVE POWER 94,086
	10	SHARED DISPOSITIVE POWER 3,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,421
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 76,421
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,421
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 76,421
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Sizzlin Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,665
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,665
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,704
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,704
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Acquisitions L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,704
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,704
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Mustang Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Mustang Capital Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,981
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

The following constitutes Amendment No. 16 (“Amendment No. 16”) to the Schedule 13D filed by the undersigned.  This Amendment No. 16 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by The Lion Fund, L.P., a Delaware limited partnership (“Lion Fund”), Biglari Capital Corp., a Texas corporation (“BCC”), Western Acquisitions L.P., a Delaware limited partnership (“Western Acquisitions”), Western Investments Inc., a Delaware corporation (“Western Investments”), Western Sizzlin Corp., a Delaware corporation (“WSC”), Sardar Biglari, Philip L. Cooley, Mustang Capital Partners I, LP, a Texas limited partnership (“MCPI”), Mustang Capital Partners II, LP, a Texas limited partnership (“MCPII”),  Mustang Capital Advisors, LP, a Texas limited partnership (“MCA”), Mustang Capital Management, LLC, a Texas limited liability company (“MCM”), and Western Mustang Holdings LLC, a Delaware limited liability company (“WMH”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

BCC is the general partner of the Lion Fund.  Sardar Biglari is the Chairman and Chief Executive Officer of BCC.  By virtue of these relationships, BCC and Sardar Biglari may be deemed to beneficially own the Shares directly owned by the Lion Fund.

Western Investments is the general partner of Western Acquisitions.  Western Investments is a wholly-owned subsidiary of WSC.  Sardar Biglari is the Chairman and Chief Executive Officer of each of Western Investments and WSC and has been delegated investment discretion over the securities owned by WSC.  By virtue of these relationships, Western Investments, WSC and Sardar Biglari may be deemed to beneficially own the Shares directly owned by Western Acquisitions, and Sardar Biglari may be deemed to beneficially own the Shares directly owned by WSC.

MCA serves as investment manager to, and is the general partner of, each of MCPI and MCPII.  MCM is the general partner of MCA.  WSC, through WMH, its wholly-owned subsidiary, has a controlling interest in MCA and MCM.  Sardar Biglari is the Chief Executive Officer of WMH.  By virtue of these relationships, MCA, MCM, WMH, WSC and Sardar Biglari may be deemed to beneficially own the Shares directly owned by MCPI and MCPII, and MCM, WMH, WSC and Sardar Biglari may be deemed to beneficially own the Shares held in client accounts managed by MCA.

Philip L. Cooley is an advisory director of BCC and Vice Chairman of the Board of WSC.

Sardar Biglari serves as the Chairman of the Board and Chief Executive Officer of the Issuer.  Philip L. Cooley also serves as Vice Chairman of the Board of the Issuer.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of WSC and (ii) the managing member of MCM.

CUSIP NO. 857873-10-3

(b) The principal business address of each of the Lion Fund, BCC and Sardar Biglari is 9311 San Pedro Avenue, Suite 1440, San Antonio, Texas 78216.

The principal business address of each of Western Acquisitions, Western Investments, WSC and WMH is 401 Albemarle Avenue SE, Roanoke, Virginia 24011.

The principal business address of each of MCPI, MCPII, MCA and MCM is 1506 McDuffie Street, Houston, Texas 77019.

The principal business address of Philip L. Cooley is c/o Trinity University, One Trinity Place, San Antonio, Texas 78212.

(c) The principal business of the Lion Fund is purchasing, holding and selling securities for investment purposes.  The principal business of BCC is serving as the general partner of the Lion Fund.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of BCC.

The principal business of WSC is serving as a holding company that owns subsidiaries engaged in a number of diverse business activities, including the franchise and operation of restaurants.  WSC also invests in securities through its subsidiaries, including  Western Investments and WMH.  The principal business of Western Acquisitions is serving as an investment fund of which Western Investments is the general partner.

The principal business of MCPI and MCPII is purchasing, holding and selling securities for investment purposes.  The principal business of MCA is serving as investment manager to, and the general partner of, each of MCPI and MCPII.  The principal business of MCM is serving as the general partner of MCA.

The principal occupation of Philip L. Cooley is serving as the Prassel Distinguished Professor of Business at Trinity University, San Antonio, Texas.

(d) No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sardar Biglari and Philip L. Cooley are citizens of the United States of America.  The citizenships of the persons listed on Schedule A are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

CUSIP NO. 857873-10-3

The aggregate purchase price of the 76,421 Shares owned directly by the Lion Fund is $16,875,808.  Of the 76,421 Shares owned directly by the Lion Fund, 54,698 Shares were acquired with the working capital of the Lion Fund and 21,723 Shares were received in the Lion Fund’s capacity as a stockholder of WSC pursuant to a special dividend by WSC payable to stockholders of WSC on a pro-rata basis, for no consideration, in accordance with the terms of that certain merger agreement, dated October 22, 2009, by and between WSC and the Issuer (the “Special Dividend”).

The aggregate purchase price of the 5,704 Shares owned directly by Western Acquisitions is approximately $787,846.  The Shares owned directly by Western Acquisitions were acquired with the working capital of Western Acquisitions.

The 211 Shares owned directly by WSC were acquired as a result of the Special Dividend.

The aggregate purchase price of the 7,250 Shares owned directly by MCPI is approximately $1,500,641.  The Shares owned directly by MCPI were acquired with the working capital of MCPI.

The aggregate purchase price of the 1,500 Shares owned directly by MCPII is approximately $310,525.  The Shares owned directly by MCPII were acquired with the working capital of MCPII.

The aggregate purchase price of the 3,000 Shares that may be deemed to be beneficially owned by MCA is approximately $868,980.  Such Shares were acquired with the funds of clients of MCA.

The aggregate purchase price of the 3,431 Shares owned directly by Philip L. Cooley and the 550 Shares owned directly by Philip L. Cooley’s spouse, Sandy Cooley who shares the same business address as Philip L. Cooley, which he may also be deemed to beneficially own is approximately $528,574.  Of the 3,981 Shares beneficially owned by Philip L. Cooley, 2,921 Shares were acquired with Philip L. Cooley’s personal funds, 550 Shares were acquired with his spouse’s personal funds, 25 Shares were acquired with the working capital of BCC and subsequently gifted to Philip L. Cooley, 330 Shares were received pursuant to the Special Dividend and 155 Shares were awarded to Philip L. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan (44 of such Shares vest over a two year period ending February 13, 2011, the restriction on transfer for 50 of such Shares expires on March 12, 2011 and the restriction on transfer for 61 of such Shares expires on October 19, 2010).

The Lion Fund, WSC, Western Acquisitions, MCPI and MCA effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

CUSIP NO. 857873-10-3

Set forth on Schedule B annexed hereto is the aggregate purchase price of the Shares beneficially owned by (i) each of the executive officers and directors of WSC and (ii) the managing member of MCM.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a-e) The aggregate percentage of Shares reported owned by each person named herein is based upon 1,436,692 Shares outstanding, which is based on information obtained from the Issuer.

As of the date hereof, the Lion Fund owns directly 76,421 Shares, constituting approximately 5.3% of the Shares outstanding.  By virtue of their relationships with the Lion Fund discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund.

As of the date hereof, Western Acquisitions owns directly 5,704 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Western Acquisitions discussed in further detail in Item 2, each of Western Investments, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by Western Acquisitions.

As of the date hereof, WSC owns directly 211 Shares, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with WSC discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares directly owned by WSC.

As of the date hereof, MCPI owns directly 7,250 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with MCPI discussed in further detail in Item 2, each of MCA, MCM, WMH, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by MCPI.

As of the date hereof, MCPII owns directly 1,500 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with MCPII discussed in further detail in Item 2, each of MCA, MCM, WMH, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by MCPII.

As of the date hereof, MCA may be deemed to beneficially own 3,000 Shares, constituting less than 1% of the Shares outstanding, which are held in client accounts managed by MCA.  By virtue of their relationships with MCA discussed in further detail in Item 2, each of MCM, WMH, WSC and Sardar Biglari may be deemed to beneficially own the Shares held in the client accounts managed by MCA.

As of the date hereof, Philip L. Cooley beneficially owns 3,981 Shares, constituting less than 1% of the Shares outstanding, consisting of 550 Shares owned directly by Philip L. Cooley’s spouse that Philip L. Cooley may be deemed to beneficially own and 3,431 Shares Philip L. Cooley owns directly.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley and therefore Sardar Biglari may also be deemed to beneficially own such Shares.

CUSIP NO. 857873-10-3

An aggregate of 98,067 Shares, constituting approximately 6.8% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Set forth on Schedule B annexed hereto is the aggregate number and percentage of Shares beneficially owned by (i) each of the executive officers and directors of WSC and (ii) the managing member of MCM.

Schedule C annexed hereto lists all transactions in securities of the Issuer by (i) the Reporting Persons, (ii) each of the executive officers and directors of WSC and (iii) the managing member of MCM, during the past 60 days.  All of such transactions were effected in the open market.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares beneficially owned by the Reporting Persons, other than the Shares beneficially owned by Philip L. Cooley.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley.  Unless otherwise indicated thereon, the persons listed on Schedule B have the sole power to vote and dispose of the Shares they beneficially own.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except for Philip L. Cooley’s spouse with respect to the 550 Shares she owns directly.  Unless otherwise indicated thereon, no one other than the persons listed on Schedule B has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or any person listed on Schedule A annexed hereto, or between the Reporting Persons and any person listed on Schedule A annexed hereto and any other person, with respect to the securities of the Issuer.

CUSIP NO. 857873-10-3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2010	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN ACQUISITIONS L.P.

By:	Western Investments Inc. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN INVESTMENTS INC.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

WESTERN SIZZLIN CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

CUSIP NO. 857873-10-3

MUSTANG CAPITAL PARTNERS I, LP

By:	Mustang Capital Advisors, LP Investment Manager and General Partner

By:	Mustang Capital Management, LLC General Partner

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

MUSTANG CAPITAL PARTNERS II, LP

By:	Mustang Capital Advisors, LP Investment Manager and General Partner

By:	Mustang Capital Management, LLC General Partner

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

MUSTANG CAPITAL ADVISORS, LP

By:	Mustang Capital Management, LLC General Partner

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

MUSTANG CAPITAL MANAGEMENT, LLC

By:	Western Mustang Holdings LLC Controlling Stockholder

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

CUSIP NO. 857873-10-3

WESTERN MUSTANG HOLDINGS LLC

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney-In-Fact for Philip L. Cooley

CUSIP NO. 857873-10-3

SCHEDULE A

Directors and Executive Officers of Western Sizzlin Corp.

NAME AND POSITION WITH WESTERN SIZZLIN	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board, Chief Executive Officer and President	See Item 2	See Item 2	See Item 2

Philip L. Cooley, Vice Chairman of the Board	See Item 2	See Item 2	See Item 2

Titus W. Greene, Director	Director of Western Sizzlin Corp.	c/o Western Sizzlin Corp. 401 Albemarle Avenue SE Roanoke, Virginia 24011	USA

Jonathan Dash, Director	President of Dash Acquisitions, LLC, an investment management company	c/o Dash Acquisitions, LLC 183 Rodeo Drive Beverly Hills, California 90212	USA

Kenneth R. Cooper, Director	Attorney with the Law Office of Kenneth R. Cooper	c/o Law Office of Kenneth R. Cooper 14607 San Pedro Avenue, Suite 130 San Antonio, Texas 78232	USA

Martin S. Fridson, Director	Chief Executive Officer of FridsonVision LLC, an independent investment research firm	c/o FridsonVision LLC 54 West 21st Street Suite 1007 New York, New York 10010	USA

Robyn B. Mabe, Vice President, Chief Financial Officer and Secretary / Treasurer	Vice President, Chief Financial Officer and Secretary / Treasurer of Western Sizzlin Corp.	c/o Western Sizzlin Corp. 401 Albemarle Avenue SE Roanoke, Virginia 24011	USA

Managing Member of Mustang Capital Management, LLC

NAME AND POSITION WITH MUSTANG CAPITAL MANAGEMENT	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
John K. H. Linnartz, Managing Member	Managing Member of Mustang Capital Management, LLC	c/o Mustang Capital Management, LLC 1506 McDuffie Street Houston, Texas 77019	USA

CUSIP NO. 857873-10-3

SCHEDULE B

Interest in Securities of the Issuer by the Directors and Executive Officers of Western Sizzlin Corp.

NAME	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE	AGGREGATE COST
Sardar Biglari	See Item 5		See Item 5	See Item 3

Philip L. Cooley	See Item 5		See Item 5	See Item 3

Titus W. Greene	710		Less than 1%	N/A1

Jonathan Dash	18,960	2 3	1.3%	$3,460,3224

Kenneth R. Cooper	35		Less than 1%	N/A1

Martin S. Fridson	0		0	N/A

Robyn B. Mabe	34		Less than 1%	N/A1

Interest in Securities of the Issuer by the Managing Member of Mustang Capital Management, LLC

NAME	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE	AGGREGATE COST
John K. H. Linnartz	858	3 5	Less than 1%	$249,854

____________________________

1 Shares acquired as a result of the Special Dividend.

2 Consists of 1,033 Shares owned directly by Jonathan Dash and  17,927 Shares held in client accounts managed by Dash Acquisitions LLC (“Dash Acquisitions”), a company providing investment advisory services, of which Jonathan Dash serves as President.  Jonathan Dash may be deemed to beneficially own the Shares held in the client accounts managed by Dash Acquisitions by virtue of his investment discretion over such Shares.  The Shares held in the client accounts were acquired with the funds of clients of Dash Acquisitions.  The clients of Dash Acquisitions have the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held in the client accounts.

3 Shares are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

4 Of the 1,033 Shares owned directly by Jonathan Dash, 350 Shares were acquired with Jonathan Dash’s personal funds, for an aggregate purchase price of approximately $73,815, and 683 Shares were received pursuant to the Special Dividend. Of the 17,927 Shares held in client accounts managed by Dash Acquisitions, 13,260 Shares were acquired with the funds of clients of Dash Acquisitions, for an aggregate purchase price of approximately $3,386,507, and 4,667 Shares were received pursuant to the Special Dividend.

5 Consists of 458 Shares owned directly by John K. H. Linnartz and 400 Shares owned directly by Mr. Linnartz’s spouse that Mr. Linnartz may be deemed to beneficially own.  John K. H. Linnartz’s spouse has the right to receive, and the power to direct the receipt of, dividends from and proceeds from the sale of, such Shares owned directly by her.

CUSIP NO. 857873-10-3

SCHEDULE C

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase

The Lion Fund, L.P.

Common Stock	400	289.58	01/07/10
Common Stock	600	289.92	01/08/10

Philip L. Cooley

Common Stock	120	295.64	01/12/10

Mustang Capital Advisors, LP

Common Stock	3,000	289.63	01/11/10

John K. H. Linnartz

Common Stock	858	1	291.18	01/08/10

____________________________

1 Includes 400 Shares purchased by John K. H. Linnartz’s spouse that Mr. Linnartz may be deemed to beneficially own.